[COMPANY LOGO - GRAPHIC OMITTED]
Grupo Pao de Acucar

Investor Relations
Av. Brig. Luis Antonio, 3.126
1 andar - Jd. Paulista
CEP: 01402-901
Sao Paulo - SP - Brasil
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                                                              HIGHLIGHTS

                                                      July 1999 same store sales
                                                           increased 6.3%
                                                        compared to July 1998.

                                                          Number of clients
                                                               grew 30%
                                                         compared to July 1998.

                                                             Floor space
                                                           increased 14% in
                                                           the same period.

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                   Companhia Brasileira de Distribuicao (CBD)
                         Announces July 1999 Net Sales
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Sao Paulo, Brazil, August 24, 1999 - Companhia Brasileira de Distribuicao
(NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited July 1999 net sales figures. The information discussed below represents net sales variations of CBD all store and same store formats.

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Total net sales for July 1999 increased 24.1% to R$467.6 million compared to the same period in 1998. Total sales in constant currency indexed by IGP-DI increased 14.0% compared to 0.24% sector growth recorded by ABRAS (Brazilian
Food Retailers Association).

Same store net sales in July 1999 grew 6.3% compared to July 1998.

Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)

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                         Nominal Currency              Constant Currency
                          Corporate Law                Indexed by IGP-DI
                         ----------------              -----------------
                              July                            July
-----------------------------------------              -----------------
                          All       Same                 All       Same
-----------------------------------------              -----------------
Pao de Acucar            31.3%      13.7%               20.6%       4.4%
Barateiro                44.7%       9.6%               32.9%       0.6%
Extra                    33.6%       2.4%               22.7%      -6.0%
Eletro                   12.5%     -11.7%                3.3%     -18.9%
-----------------------------------------              -----------------
CBD                      24.1%       6.3%               14.0%      -2.4%
-----------------------------------------              -----------------

Factors which contributed to these results were:

o Continued positive performance of supermarket operations (represented by the Pao de Acucar and Barateiro divisions) demonstrating the continued favorable scenario for food products.

o Extra hypermarkets recorded growth of 2.4% compared to July 1998, in spite of strong comparative basis of last year, when this division reported same store sales growth of 25.2% (in constant currency 20.6%) compared to July 1997. This strong performance reflects benefits from store remodeling, employee training and gains from economies of scale. The trucks strike in the end of July resulted in a slight impact for the distribution of perishable goods for stores located far from the distribution center, but did not significantly affect the majority of stores inventory.

o CBD continues to increase its customer base. Taking into account the number of transactions, CBD's customer base increased by 30% compared to July 1998, significantly higher than sales area variation in the same period of 14.1%.


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



o The Eletro division recorded a negative variation of 11.8% compared to July 1998, indicating a slight recovery from the effects of the currency devaluation at the beginning of 1999. This improved figure was mainly due to increased demand for non-food products, which is the result of the current lower interest rate scenario in Brazil.


There continues to be a trend toward a slight growth in credit sales, from 3.9% in second quarter of 1999 to 4.6% in July 1999.

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   Form of Payment            4Q98         1Q99         2Q99       July 99
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   Cash                      53.8%         56.2%        55.8%       55.6%
   Credit Card               21.5%         22.9%        23.0%       22.5%
   Food Voucher               7.3%          7.2%         6.9%        6.4%
   Credit                    17.4%         13.7%        14.3%       15.5%
     Post-dated Checks       11.9%         10.5%        10.4%       10.9%
     Installments             5.5%          3.2%         3.9%        4.6%
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NOVASOC

During July 1999, 3 hypermarkets leased from the Paes Mendonca chain began operations under the Extra format (1 in Sao Paulo and 2 in Rio de Janeiro). Currently, Novasoc operates a total of 13 stores, including 9 Pao de Acucar supermarkets, 1 Barateiro supermarket and 3 Extra hypermarkets. It is important to mention that these stores are operating under the same marketing strategies and systems, showing a high synergy level with CBD stores in these regions. Products supplied to these stores from CBD's distribution center totaled R$15.7 million during July 1999.

The remaining Novasoc supermarkets and hypermarkets are being been converted to CBD store formats and are expected to open during the third quarter of 1999.


Companhia Brasileira de Distribuicao and its affiliated company, Novasoc, operate a total of 334 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.









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Ricardo Florence dos Santos                    Rosemary Otero
Investor Relations Director - CBD              Edelman Financial
Tel: (55-11) 886 0421  Fax: (55-11) 884 2677   Tel: (212) 704 4486
Email: pa.relmerc@paodeacucar.com.br           Fax: (212) 768 1025
                                               Email: rosemary_otero@edelman.com

Fernando Tracanella
Email: ftraca@paodeacucar.com.br
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